UNITED  STATES
                       SECURITIES  AND  EXCHANGE  COMMISSION
                             Washington,  D.C.  20549

                                  Form  12b-25

                          Notification  of  Late  Filing

                          COMMISSION FILE NO. 1-8824

(Check  One):  [X]Form  10-K   [  ]Form  20-F   [  ]Form  11-K
               [  ]Form  10-Q   [  ]Form  N-SAR

For  Period  Ended:  06-30-03
[  ]  Transition  Report  on  Form  10-K
[  ]  Transition  Report  on  Form  20-F
[  ]  Transition  Report  on  Form  11-K
[  ]  Transition  Report  on  Form  10-Q
[  ]  Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  __________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commissions has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART  1--REGISTRANT  INFORMATION


CLAYTON HOMES,  INC.
---------------------------------------------
Full  Name  of  Registrant:


---------------------------------------------
Former  Name  if  Applicable

5000 CLAYTON ROAD
---------------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)

MARYVILLE, TN  37804
---------------------------------------------
City,  State  and  Zip  Code


PART  II--Rules  12b-25(b)  AND  (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;* and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The Registrant is currently evaluating whether the Form 10-K will be filed.

PART III--NARRATIVE
          State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach  Extra Sheets if Needed)

The filing of the Form 10-K for the Registrant's fiscal year ended June 30, 2003 (the "Form 10-K") has been delayed due to circumstances surrounding Registrant's merger with a wholly-owned subsidiary of Berkshire Hathaway Inc. That merger was consummated on August 7, 2003, with the filing of a Certificate of Merger with the Delaware Secretary of State. On that same day, the New York Stock Exchange suspended any further trading of Registrant's stock pending de-listing. However, by an initial order of the Tennessee Court of Appeals, the parties were enjoined from taking any further steps in furtherance of the merger pending further review by the Tennessee courts. That injunction remained in place until September 24, 2003, when the Tennessee Supreme Court declined to review a subsequent decision of the Tennessee Court of Appeals that effectively permitted acts in furtherance of the merger to proceed. Due to the uncertainty regarding the Registrant's status resulting from the injunction and ongoing litigation, which was only recently resolved, the Registrant has been unable to prepare the Form 10-K and will not be able to file the Form 10-K on September 29, 2003 without unreasonable effort and expense.

PART  IV--OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.


    John J. Kalec                      865                       380-3000
   ------------------                  -------                  -------------
         (Name)                      (Area Code)              (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X]Yes [ ]No
________________________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
[  ]Yes    [X]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  N/A
_______________________________________________________________________________

                              CLAYTON HOMES,  INC.
                  -------------------------------------------
                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  September  29,  2003         By:/s/ Kevin T. Clayton
       ------------------            ------------------------
                                     Kevin T. Clayton
                                     Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is singed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sing on behalf of the registrant shall be filed with the form.